UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (AMENDMENT NO. 1)

                                 PROTALEX, INC.
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                                (Name of Issuer)

                    Common Stock, par value $0.0001 per share
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                         (Title of Class of Securities)


                                    743642209
                                 (CUSIP Number)

                               NIOBE VENTURES, LLC
                               c/o Arnold P. Kling
                          712 Fifth Avenue, 11th Floor
                            New York, New York 10019
                                Tel: 212 755 8777
                                Fax: 212 713 1818

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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                February 11, 2011
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             (Date of Event which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP No. 743642209                  SCHEDULE 13D                  Page 2 of 6
                                  (Amendment No. 1)                Pages
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                      [Repeat following page as necessary]

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    1       NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE
            PERSONS ENTITIES ONLY)
            NIOBE VENTURES, LLC
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    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) |_|
                                                                         (b) |_|
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    3       SEC USE ONLY
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    4       SOURCE OF FUNDS*
            WC
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    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEMS 2(D) OR 2(E)                                   |_|
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    6       CITIZENSHIP OR PLACE OF ORGANIZATION

                                                Delaware
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                                          7     SOLE VOTING POWER
              NUMBER OF                              21,739,130 *
               SHARES                 ------------------------------------------
            BENEFICIALLY                  8     SHARED VOTING POWER
              OWNED BY
                EACH                                 0
              REPORTING               ------------------------------------------
               PERSON                     9     SOLE DISPOSITIVE POWER
                WITH
                                                     21,739,130 *
                                      ------------------------------------------
                                         10     SHARED DISPOSITIVE POWER
                                                     0
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    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            21,739,130 *
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    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*
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    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            79.1%*
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    14      TYPE OF REPORTING PERSON*                    OO
================================================================================
* SEE ITEM 5.

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CUSIP No. 743642209                  SCHEDULE 13D                  Page 3 of 6
                                  (Amendment No. 1)                Pages
---------------------                                   ------------------------

================================================================================
    1 NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
            Arnold P. Kling
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    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                         (a) |_|
                                                                         (b) |_|
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    3       SEC USE ONLY
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    4       SOURCE OF FUNDS*
                                                                             N/A
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    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEMS 2(D) OR 2(E)                                   |_|
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    6       CITIZENSHIP OR PLACE OF ORGANIZATION
            United States
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                                          7     SOLE VOTING POWER
              NUMBER OF
               SHARES                                21,744,130 *
            BENEFICIALLY             -------------------------------------------
              OWNED BY                    8     SHARED VOTING POWER
                EACH
              REPORTING                              0
               PERSON                -------------------------------------------
                WITH                      9     SOLE DISPOSITIVE POWER
                                                     21,744,130 *
                                     -------------------------------------------
                                         10     SHARED DISPOSITIVE POWER
                                                     0
--------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            21,744,130 *
--------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*
--------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            79.1%*
--------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*
                   IN
================================================================================
* SEE ITEM 5.

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CUSIP No. 743642209                  SCHEDULE 13D                  Page 4 of 6
                                  (Amendment No. 1)                Pages
---------------------                                   ------------------------

   ITEM 1.      SECURITY AND ISSUER.

         The class of equity security to which this statement relates is the common stock, par value $0.00001 per share (the "Common Stock"), of Protalex, Inc., a Delaware corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 133 Summit Avenue, Suite 22, Summit, New Jersey 07901.

   ITEM 2.      IDENTITY AND BACKGROUND.

         This statement is being jointly filed by each of the following persons pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission pursuant to Section 13 of the Securities Exchange Act of 1934, as amended ("Exchange Act"): Niobe Ventures, LLC, a Delaware limited liability company ("Niobe") and Arnold P. Kling, a United States citizen ("Mr. Kling") (together, Niobe and Mr. Kling are the "Reporting Persons").

         Niobe's principal business is consulting. Mr. Kling is the Manager of Niobe and, as such, may be deemed to indirectly beneficially own the shares of the Common Stock beneficially owned by Niobe as set forth in response to Item 5 below. The business address of the Reporting Persons is 712 Fifth Avenue, 11th Floor, New York, New York 10019.

          During the last five years, neither of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

   Item 3.  Source and Amount of Funds or Other Consideration.

          The securities of the Issuer beneficially owned directly by each of Niobe and Mr. Kling were acquired using working capital and personal funds, respectively (See Item 5 below).

   Item 4.  Purpose of Transaction.

          For the purpose of providing the Issuer with additional working capital, on February 11, 2011, pursuant to the Credit Facility Agreement dated December 10, 2009 between the Issuer and Niobe, Niobe acquired from the Issuer a senior secured convertible promissory note, dated February 11, 2011 (the "$2 million Secured Note"), in the principal amount of $2,000,000, convertible into Common Stock at a conversion price equal to $0.23 per share for an aggregate of 8,695,652 shares of Common Stock (not including accrued interest thereon.) The $2 million Secured Note bears interest at a rate of 3% per annum and matures on December 31, 2012.

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CUSIP No. 743642209                  SCHEDULE 13D                  Page 5 of 6
                                  (Amendment No. 1)                Pages
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   ITEM 5.      INTEREST IN SECURITIES OF THE ISSUER.

         (a) As of the date hereof, including the conversion of the principal and accrued interest on the $1 million Senior Note, dated November 11, 2009, by Niobe on February 11, 2011: (i) Niobe beneficially owns an aggregate of 21,739,130 shares of the Common Stock including, 13,739,130 shares of the Common Stock and 8,695,652 shares of the Common Stock issuable to Niobe upon conversion of the $2 million Secured Note (not including accrued interest thereon); and
(ii) Mr. Kling beneficially owns an aggregate of 21,744,130 shares of Common Stock including, 5,000 shares of Common Stock directly and 21,739,130 shares of Common Stock indirectly as the Manager of Niobe. The 21,744,130 shares beneficially owned by Mr. Kling represent beneficial ownership of approximately 79.1% of the Common Stock of the Issuer, calculated in accordance with Rule 13d-3 of the Exchange Act. The aforementioned number of shares of Common Stock beneficially own by the Reporting Persons have been adjusted to take into account the 1 for 5 reverse split of the issued and outstanding shares of Common Stock by the Issuer on December 8, 2010.

         (b) Mr. Kling has sole dispositive and voting power over the shares of Common Stock he beneficially owns (see response to (a) of this Item, above). Mr. Kling disclaims beneficial ownership of the shares of Common Stock beneficially owned by Niobe except to the extent of his pecuniary interest therein.

         (c) On February 11, 2011, Niobe acquired beneficial ownership of approximately 79.1% of the Issuer. See the response to Items 4 and 5(a) above.

         (d) Except as stated within this Item 5, only Mr. Kling has the right to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock of the Issuer. To the knowledge of the Reporting Persons, only Niobe has the right to receive dividends, or proceeds, from the sale of the shares of Common Stock of the Issuer.

         (e)      Inapplicable.


  ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

          None.


  ITEM 7.      MATERIAL TO BE FILED AS EXHIBITS.

          None.

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CUSIP No. 743642209                   SCHEDULE 13D                Page 6 of 6
                                   (Amendment No. 1)              Pages
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                                   SIGNATURES

         After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: February 11, 2011

                                              Niobe Ventures, LLC


                                              By: /s/  Arnold P. Kling
                                                  --------------------------
                                                  Name:  Arnold P. Kling
                                                  Title: Manager


                                                  /s/ Arnold P. Kling
                                                  --------------------------
                                                  Name:  Arnold P. Kling